Suite 3120, Park Place 666 Burrard Street Vancouver, BC Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 22 - 2007

NOVEMBER 8, 2007
FOR IMMEDIATE RELEASE

AURIZON MINES LTD. ANNOUNCES THIRD QUARTER 2007
CONFERENCE CALL & WEBCAST

Aurizon Mines Ltd. (TSX: ARZ, AMEX: AZK) plans to announce its 2007 Third Quarter financial results before market open on Monday, November 12, 2007.

In addition, Aurizon management will host a conference call and live webcast for analysts and investors on Monday, November 12, 2007 at 8:30 a.m. Pacific Standard Time (11:30 a.m. Eastern Standard Time) to review the results and project activities.  You may access the call by calling the operator at 416-641-6124 or toll free access at 1-866-300-7687 ten (10) minutes prior to the scheduled start time.

The call is being webcast and can be accessed at Aurizon’s website at www.aurizon.com, or through www.InvestorCalendar.com.

Those who wish to listen to a recording of the conference call at a later time may do so by calling 416-695-5800 or 1-800-408-3053 (Passcode 3241521#).  This playback version of the call will be available until Monday, November 19, 2007.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact David P. Hall, President or
Ian S. Walton, Chief Financial Officer at
Telephone: (604) 687-6600 or Toll Free: 1-888-411-GOLD;
Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com